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                            July 26, 2023

       Dave Chan Ming
       Chief Executive Officer
       SU Group Holdings Ltd
       Unit 01     03, 3/F, Billion Trade Centre
       31 Hung To Road, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: SU Group Holdings
Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted June 30,
2023
                                                            CIK No. 0001969863

       Dear Dave Chan Ming:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Cover Page

   1. Where you discuss the dividends declared in the years ended September 30, 2021 and
                                                        2022, revise to include
a cross reference to the consolidated financial statements. In addition, we note that
these numbers do not agree with the numbers you disclose in the risk factor on page 26.
Please revise for consistency.
   2. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or
investors, as you have done in your prospectus summary. In this regard, we note your disclosure
on the prospectus cover says only "none of our subsidiaries have
 Dave Chan Ming
FirstName  LastNameDave
SU Group Holdings  Ltd Chan Ming
Comapany
July       NameSU Group Holdings Ltd
     26, 2023
July 26,
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         ever faced difficulties or limitations on the ability to transfer cash to another subsidiary." Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
3. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a
         Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.
4. Where you discuss your cash management policies, revise to clarify the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.), and include comparable disclosure describing your cash management policies in your prospectus summary. Include a cross reference on your cover page to the added discussion in your prospectus summary.
5.       Identify clearly the entity in which investors are purchasing their interest.
6. Disclose how regulatory actions related to data security or anti-monopoly concerns in
         Hong Kong/Macau have or may impact the company   s ability to conduct
its business,
         accept foreign investment or list on a U.S./foreign exchange. Prospectus Summary, page 1

7. With a view to featuring such disclosure more prominently, move all disclosure regarding your corporate structure and the risks of doing business in the PRC and Hong Kong to the beginning of the prospectus summary.
8. We note your disclosure that "we have submitted 250 tenders and quotations with a total estimated contract value of US$30.2 million in relation to the provision of security-
         related engineering services involving the supply of security systems and related maintenance services which we were awaiting results." Please revise to clarify whether these tenders and quotations are firm commitments.
Summary of Risks Affecting Our Company, page 3

9. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in Hong
Kong poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the
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FirstName  LastNameDave
SU Group Holdings  Ltd Chan Ming
Comapany
July       NameSU Group Holdings Ltd
     26, 2023
July 26,
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         securities you are registering for sale. Acknowledge any risks that any actions by the
         Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Legal and Operational Risks Related to Operations in Hong Kong, page 4

10. Revise to balance the disclosure in this section with a discussion of the possible ramifications if you did become subject to PRC laws and authorities, including that you could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue your current business operations. PRC Approvals, page 5

11. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese and Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
12. It is unclear whether you relied on an opinion of your PRC counsel with respect to your conclusions that you do not need permissions and approvals from the CAC and CSRC, as you state that you were "advised" by your PRC counsel. Please revise to specify that the conclusion is the opinion of PRC counsel, if accurate. If you did not rely on an opinion, state as much and explain why such an opinion was not obtained. Corporate Structure, page 7

13. Identify clearly the entity in which investors are purchasing their interest.
Dividends and Other Distributions, page 8

14.      Revise to include a discussion of China   s Enterprise Tax Law.
Risk Factors
Risks Related to Conducting Operations in Hong Kong, page 27

15. Include risk factor disclosure explaining whether there are laws/regulations in Hong
         Kong/Macau that result in oversight over data security, how this oversight impacts the
         company   s business and the offering, and to what extent the company believes that it is
         compliant with the regulations or policies that have been issued.
16. Given the significant oversight and discretion of the government of the PRC over the operations of your business, please describe any material impact that intervention or control by the PRC government has or may have on your business or on the value of your
 Dave Chan Ming
SU Group Holdings Ltd
July 26, 2023
Page 4
         securities. We remind you that, pursuant to federal securities rules,
the term    control
         (including the terms    controlling,       controlled by,    and
under common control with   )
         means    the possession, direct or indirect, of the power to direct or cause the direction of
         the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
Enforceability of Civil Liabilities, page 49

17. Please identify each officer and/or director located in China, Hong Kong or Macau.
Selected Consolidated Financial Data
Selected Consolidated Statements of Income Data, page 53

18. Please revise to also disclose net income attributable to SU Group Holdings Limited's ordinary shareholders for each period presented.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Operations, page 56

19. We note your disclosure that in the fiscal years ended September 30, 2021 and 2022,
         93.5% and 80.9% of your revenues from the provision of security-related engineering services was contributed by recurring customers, respectively. Please tell us whether management tracks your recurring customers and what consideration you gave to including a description of those trends in your filing.
Quantitative and Qualitative Disclosures About Market and Financial Risks, page
70

20. Your current disclosures with respect to your exposure to interest rate and foreign currency risks do not comply with the guidance outlined in Item 11(a)(1) of Form 20-F.
         Please revise your quantitative disclosures regarding your exposure to such risks so that they are presented in one of the suggested formats outlined in Item 11(a)(1) of Form 20-F.
Business
Our Suppliers, page 99

21. We note your disclosure that during the fiscal years ended September 30, 2021 and 2022, your single largest supplier accounted for 36.6% and 20.2% of your total purchases, respectively. Please tell us whether you have entered into an agreement with this supplier,
FirstName LastNameDave Chan Ming
       and if so, please revise to describe the material terms of the agreement and file the
Comapany   NameSU
       agreement      Group
                   as an      Holdings
                         exhibit         Ltd
                                 to the registration statement, or tell us why
you are not required to
       do so.
July 26, 2023 Page 4
FirstName LastName
 Dave Chan Ming
FirstName  LastNameDave
SU Group Holdings  Ltd Chan Ming
Comapany
July       NameSU Group Holdings Ltd
     26, 2023
July 26,
Page  5 2023 Page 5
FirstName LastName
Material Contract
Letter of Acceptance with a Customer, page 104

22. We note your disclosure that on September 30, 2021, Shine Union and a customer signed a letter of acceptance under which Shine Union agreed to provide supply and installation services, including design development, testing, commissioning, and maintenance of ELV systems, for a fixed price of HK$34.9 million as a subcontractor for the main contract dated May 25, 2021, related to the development of a hostel and a building complex in
         Hong Kong. Revise to describe the material terms of these agreements and file them as exhibits to the registration statement, or tell us why you are not required to do so.
Employees, page 110

23. We note your disclosure on page 17 that your employee turnover rate in respect of the full-time employees for providing security guarding and screening services and related vocational training services was 61.8% and 57.0% for the fiscal years ended
         September 30, 2021 and 2022, respectively. Revise the discussion in this section to address your turnover rate.
Consolidated Financial Statements
Note 1. Organization and Principal Activities
Reorganization, page F-7

24. We note that your reorganization on April 16, 2021 involved the combination of certain entities under common control under which you became the ultimate holding company.
         We further note that the reorganization is reflected as of the beginning of the first period presented. Based on this information, your financial statements appear to be more
         appropriately described as    combined,    rather than as
consolidated,    for the period prior
         to April 16, 2021. Please revise your presentation or advise. Refer to ASC 810-10-45-10.
Note 2. Significant Accounting Policies
(o) Deferred Offering Expenses, page F-11

25. Please clarify whether the offering costs that you have capitalized at September 30, 2022 relate to the current attempt to list on Nasdaq or to other ongoing efforts to list your shares on another market.
Note 6. Property and Equipment, Net, page F-19

26. We note that you disposed of a significant portion of your property and equipment during the fiscal year ended September 30, 2021 based on the proceeds reflected in your statement of cash flows for the period. Please disclose the facts and circumstances leading to the disposal and the segment underwhich the long-lived assets disposed of were reported. Refer to ASC 360-10-50-3.
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Note 19. Related Party Transactions and Balances, page F-26

27. Please revise the notes to the financial statements to disclose the lease expenses incurred with Mr. Chan Ming Dave and/or Ms. Yam Fung Yee Carrie as disclosed in the table at the top of page 130 under the heading "Related Party Transactions". Refer to the disclosure requirements outlined in ASC 850-10-50.
Note 21. Segment Reporting, page F-28

28.      Your discussion in "Management   s Discussion and Analysis of
Financial Condition and
         Results of Operations" appears to indicate that you review your equipment leasing services separately from other security-related engineering services and security guarding and screening services. In addition, the gross profit margin of the equipment leasing services appears to be significantly higher than that of the rest of the security-related engineering services segment. Please tell us your consideration for not identifying your equipment leasing services operations as a separate reportable segment. Also, if these operations do represent a separate operating segment but meet the criteria for aggregation, please explain your basis for this conclusion. Refer to ASC 280-10-50-10 and 50-11.
29. Please tell us your consideration for not disclosing revenues by each product and service or each group of similar products and services you identify starting on page F-12, such as security systems and products, security system installation services, security systems maintenance services, security guarding services, and security screening services. Refer to ASC 280-10-50-40.
General

30. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at
202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Richard Anslow, Esq.